

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

Via E-mail
Min Li
Chief Financial Officer
Gulf Resources, Inc.
99 Wenchang Road, Cheming Industrial Park,
Shouguang City
Shandong, China F4 262714

> **Re:** **Gulf Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **Response dated December 30, 2011**
> **File No. 1-34499**

Dear Mr. Li:

We have reviewed your response letter dated December 30, 2011, and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 30, 2010

Prior Comment 3

1. We note your response to comment 3 in our letter dated December 1, 2011, in which you note that BDO Limited is unable to provide an audit report for the Schedule 1 to be included in an amendment to your fiscal year 2010 Form 10-K. We further understand that your newly appointed auditors, Morison Cogen LLP, is willing to issue an audit report for the Schedule 1 without performing an audit of the primary consolidated financial statements for fiscal years 2009 and 2010 based on the guidance in question number 4 from the PCAOB's Staff Questions and Answers, "Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor," dated June 9, 2006. As the Schedule 1 is not an adjustment to

previously issued financial statements, it is unclear how this guidance from the PCAOB is applicable. As such, it would appear as though Morison Cogen LLP will need to perform an audit of the consolidated financial statements for fiscal years 2009 and 2010 to provide a report for the corresponding Schedule 1, as well as to satisfy audit requirements with respect to opening balances. In this regard, we note that Morison Cogen LLP performed an audit for the consolidated financial statements for fiscal year 2008. Please refer Morison Cogen LLP to the guidance in AU Section 315 and AU Section 543.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Prior Comments 7-9

2. We note your responses to comments 7-9 in our letter dated December 1, 2011. In future filings, please provide investors with a better understanding about the current life cycle of your equipment. Specifically, please revise your current disclosures to provide consistent and clear information regarding future repairs and maintenance costs that are expensed and your expectations as to what the annual expense should be. As we noted, your current disclosure indicates the annual repair and maintenance costs is $6 million. However, you have incurred significantly less than this amount. Please refer to comment 7 in our letter dated December 1, 2011, for the inconsistencies noted in your current disclosures.

3. Please also revise your current disclosures to provide consistent and clear information regarding costs incurred that materially change the functionality of the existing plant and machinery, including the amount capitalized, the major components of the enhancements recognized, the gross carrying value of the assets that have been replaced through these enhancements, the amount of disposals/impairments recognized for the corresponding assets, the frequency of these costs, and where you are currently at in this cycle for each of your facilities. Please note that the information regarding disposals and impairments related to the enhancements made during fiscal year 2011 in Note 5 of your third quarter of fiscal year 2011 Form 10-Q are inconsistent with the amounts you state have been recognized in your letter dated December 30, 2011 to comments 7 and 9.

4. Please also provide investors with specific explanations as to when the activity is considered upgrades for the equipment and is capitalized and when the activity is considered repairs and maintenance costs and is expensed.

5. Please provide us with the disclosures you would have included in your third quarter of fiscal year 2011 Form 10-Q to address this comment.

6. In the MD&A section of your 2011 form 10-K, please clearly and specifically explain (1) why the 214% ($80.6 million) increase in their gross plant and machinery balance since December 31, 2008 only yielded a 16% increase in their production capacity (from 35,700 tons in 2008 to 41,547 tons in 2011) and (2) how management could reasonably conclude that virtually all of their plant and equipment costs during the periods were capitalizable

enhancements to existing functionality instead of repair and maintenance period costs. Please provide us with the disclosures you intend to include in your Form 10-K.

Prior Comment 10

7. Please provide disclosures that detail the specific factors that resulted in the change in estimate of the useful lives of certain protective shells and transmission channels and ducts from 8 years to 5 years. Specifically, please explain what caused the increase in wear and tear experienced for these assets. Please provide us with the disclosures you would have included in your third quarter of fiscal year 2011 Form 10-Q to address this comment.

Prior Comments 19 and 20

8. We note your responses to comments 19 and 20 in our letter dated December 1, 2011. Please confirm that you will provide investors with an analysis about the collectability of accounts receivable and the realizability of inventories in future filings as both of these assets are material to your current assets. Please provide us with the disclosures you would have included in your third quarter of fiscal year 2011 Form 10-Q to address this comment.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief